SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         SPECTRUM ORGANIC PRODUCTS, INC.
                                (Name of Issuer)

                            No Par Value Common Stock
                         (Title of Class of Securities)

                                    685928103
                                 (CUSIP Number)

                                John Battendieri
                    c/o Running Stream Food & Beverage, Inc.
                          804 Estates Drive, Suite 200
                                 Aptos, CA 95003
                                 (831) 685-1648
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     12/4/03
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------
CUSIP No.  685928103
-------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:              John Battendieri

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS                          (See Instructions)
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               USA

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER           3,874,999

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER         0
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      3,874,999
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,874,999
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.4%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON      IN
-------------------------------------------------------------------------

Item 1.   Security and Issuer

          No par value common stock of Spectrum Organic Products, Inc., with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.   Identity and Background

          (a)  John Battendieri

          (b) c/o Running Stream Food & Beverage, Inc., 804 Estates Drive, Suite 200, Aptos, CA 95003

          (c) Mr. Battendieri is the founder and CEO of Running Stream Food & Beverage, Inc., with its principal business offices located at 804 Estates Drive, Suite 200, Aptos, CA 95003 and a Non-executive Director of Spectrum Organic Products, Inc., with its principal executive offices located at 5341 Old Redwood Highway, Suite 400, Petaluma, CA 94954.

          (d)  None

          (e)  None

          (f) U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable

Item 4.   Purpose of Transaction

          Not applicable

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate amount of securities beneficially owned by Mr. Battendieri as of the date of this filing is 3,874,999 shares, which represents 8.4% of the total class. In addition, Mr. Battendieri holds non-qualified stock options representing the right to buy 100,000 shares, of which 53,333 shares were exercisable at the date of this filing.

          (b)  Sole voting power - 3,874,999

               Shared voting power - 0

               Sole disposal power - 3,874,999

               Shared disposal power - 0

          (c) Since the last filing on Schedule 13G/A for Mr. Battendieri dated October 25, 1999, the following sales of securities have occurred:

          ------------------- ----------- --------------- ---------------------
          Date of Transaction Shares Sold Price per Share Nature of Transaction
          ------------------- ----------- --------------- ---------------------
          October 19, 2001      100,000        $0.01      Private sale
          ------------------- ----------- --------------- ---------------------
          August 23, 2002         2,500        $0.50      Open market sale
          ------------------- ----------- --------------- ---------------------
          December 4, 2003      100,000        $0.63      Open market sale
          ------------------- ----------- --------------- ---------------------

          (d)  Not applicable

          (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None

Item 7.    Material to Be Filed as Exhibits

           None


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December 15, 2003



                                            /s/  John Battendieri
                                            -----------------------------------
                                                 John Battendieri

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